 EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 3P1 www.coralgold.com

July 27, 2015

Trading Symbols: TSX Venture – CLH

US OTC.BB – CLHRF

Berlin and Frankfurt – GV8

Coral Announces Implementation of Shareholder Rights Plan

Coral Gold Resources Ltd. (CLH: TSX.V, the "Company" or "Coral"): The Company announces that its Board of Directors has approved and adopted a Shareholder Rights Plan (the "Plan"). The Plan entitles shareholders to severable rights to purchase additional shares of the Company upon the occurrence of a take-over bid (i.e. an offer to purchase 20% or more of the issued shares, when aggregated with the offeror's shareholdings), which fails to meet certain conditions. Bids which meet these conditions ("Permitted Bids") do not trigger the rights to purchase additional shares. Permitted Bids are offers which meet all of the following conditions:

1.	The offer is made to all shareholders and includes shares issuable upon exercise of share purchase warrants, stock options and other convertible securities;

2.	The offer must contain an irrevocable and unqualified provision that no shares will be taken up or paid for prior to the close of business on a date less than 60 days following the date of the Bid, and only if at such date more than 50% of the shares held by independent shareholders have been deposited or tendered and not withdrawn;

3.	The offer must contain an irrevocable and unqualified provision that any share deposited may be withdrawn at any time until being taken up and paid for; and

4.	The offer must contain an irrevocable and unqualified provision that if the deposit conditions set out in item 2 above are met, then the offeror will make a public announcement of that fact, and the bid will remain open for deposits or tenders of additional shares for not less than 10 business days from the date of the public announcement.

The Plan is designed to ensure that all shareholders are treated fairly and equitably in the event of a take-over bid.

The Plan is subject to the acceptance of regulatory authorities, ratification by the shareholders of the Company, and the acceptance of the rights agent.

1

Corporate Update

The Company is pleased to announce the appointment of Ms. Dorothy Chin as Corporate Secretary of the Company to replace Ms. Pamela Saulnier, who has resigned. The Company would like to take this opportunity to thank Ms. Saulnier for her contributions to the Company throughout her years of service.

About Coral

Coral Gold Resources has a portfolio of strategically-located claim blocks along the Cortez gold trend in north-central Nevada including the flag ship Robertson Property. Since 1986, Coral Gold and its various joint venture partners have assembled an extensive database comprised of 533,453 feet of drilling through 1,160 drill holes and 101,757 gold assays which has formed the basis of an inferred gold resource of 2.7 million ounces.

Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

On Behalf of the Board

"David Wolfin"

________________________________

David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.